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FOR IMMEDIATE RELEASE
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Contact:   William S. Hoppe
           Rock Bottom Restaurants, Inc.
           (303) 664-4000


        ROCK BOTTOM RESTAURANTS ENTERS INTO MERGER AGREEMENT

LOUISVILLE, Colorado -- March 19, 1999 -- Rock Bottom Restaurants, Inc. (Nasdaq: BREW) today announced that it has entered into a definitive agreement to be acquired by RB Capital, Inc., a newly-formed corporation organized by the Company's Chairman, President and Chief Executive Officer, Frank B. Day, for $10.00 per share in cash. Mr. Day is also one of the Company's co-founders and is a significant stockholder of the Company. The investors in RB Capital, including Mr. Day, collectively own approximately 28% of the outstanding common stock of Rock Bottom.

The transaction, which is structured as a cash merger, was approved by Rock Bottom's Board of Directors, acting upon the unanimous recommendation of a Special Committee of the Board comprised of three disinterested directors. In reaching its decision, the Special Committee was advised by its financial advisor, U.S. Bancorp Piper Jaffray Inc., which rendered a written opinion that the consideration being received by stockholders in the merger is fair to the unaffiliated holders of common stock of Rock Bottom from a financial point of view. RB Capital, which was advised by its financial advisor BancBoston Robertson Stephens Inc., has obtained debt and equity financing commitments from BankBoston, N.A., BancBoston Robertson Stephens Inc. and its investors to provide, in the aggregate, approximately $80 million to finance the acquisition. Funding under these commitments is subject to customary conditions, as well as the consummation of certain ancillary financing transactions.

The merger requires approval by the holders of a majority of all outstanding shares of Rock Bottom. It is expected that the proposed merger will be voted upon by Rock Bottom's stockholders at a special meeting to be held in the company's third fiscal quarter. The transaction is also subject to the receipt by RB Capital of funding to consummate the transaction and to other customary conditions, including the receipt of any required regulatory approvals.

Rock Bottom and the Special Committee also announced that an agreement in principle had been reached to settle related shareholder class litigation.

Based in Louisville, Colorado, Rock Bottom Restaurants, Inc. owns and operates 62 restaurants - 39 "Old Chicago" restaurants and 23 brewery restaurants operating under the names "Rock Bottom Restaurant & Brewery," "Chop House & Brewery" and "Walnut Brewery." All of Rock Bottom's restaurants are casual dining establishments featuring attentive customer service, high-quality, moderately priced food and a distinctive selection of micro-brewed and specialty beer served in a comfortable and entertaining atmosphere.

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